SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                      HIGH EQUITY PARTNERS L.P. - SERIES 88
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

      David J. Heymann, Esq.                        Mark I. Fisher, Esq.
      100 Jericho Quadrangle, Suite 214             c/o Rosenman & Colin LLP
      Jericho, New York  11753                      575 Madison Avenue
      (516) 681-3636                                New York, New York  10022
                                                    (212) 940-8877
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D                Page 2 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding IV Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            67,066
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        67,066
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,066
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.04%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 3 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Presidio Capital Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            67,066
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        67,066
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,066
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.04%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 4 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Presidio Capital Investment Company, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            97,570
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        97,570
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      97,570
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 5 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Presidio Capital Holding Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            97,570
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        97,570
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      97,570
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 6 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Presidio Management Company LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            67,066
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        67,066
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,066
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.04%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 7 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Partnership, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            97,570
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        97,570
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      97,570
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 8 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Capital Investment Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            97,570
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        97,570
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      97,570

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 9 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding I LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,470
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,470
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,470
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.47%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D               Page 10 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding IV LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            25,034
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        25,034
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,034
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.73%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 2 is being filed by Millennium Funding IV Corp., Millennium Funding I LLC, Millennium Funding IV LLC, Presidio Capital Corp., Presidio Capital Investment Company, LLC, NorthStar Presidio Capital Holding Corp., NorthStar Presidio Management Company LLC, NorthStar Partnership, L.P. and NorthStar Capital Investment Corp. and amends the statement on Schedule 13D dated February 9, 1998 (the "Schedule 13D"), which was filed by Millennium Funding Corp., Millennium Funding IV Corp., Presidio Capital Corp., Presidio Holding Company LLC, NorthStar Presidio Management Company, LLC, NorthStar Operating, LLC, NorthStar Capital Partners, LLC, NorthStar Capital Holdings I, LLC, W. Edward Scheetz and David T. Hamamoto as amended by Amendment No. 1 dated October 30, 1998, which was filed by Millennium Funding Corp., Millennium Funding IV Corp., NorthStar Capital Holdings I, LLC, NorthStar Capital Partners, LLC, NorthStar Operating, LLC, NorthStar Presidio Management Company, LLC, Presidio Capital Corp., Presidio Capital Investment Company, Presidio Holding Company, LLC, W. Edward Scheetz and David Hamamoto. In addition to the other amendments contained herein, this Amendment No. 2 is being filed to reflect changes in the identity of certain of the reporting persons resulting from changes in the ownership structure of the entities which directly hold the securities reported herein. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original
Schedule 13D and the Amendment thereto.

Item 2. Identity and Background

            Item 2 is hereby amended and restated to read as follows:

            (a)-(c) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by Millennium Funding IV Corp., a Delaware corporation, ("MFC IV"), Millennium Funding I LLC, a Delaware limited liability company ("Millennium LLC"), Millennium Funding IV LLC, a Delaware limited liability company ("Millennium IV"), Presidio Capital Corp., a British Virgin Islands corporation ("Presidio"), Presidio Capital Investment Company, LLC, a Delaware limited liability company ("PCIC"), NorthStar Presidio Capital Holding Corp., a Delaware corporation ("NP Holding"), NorthStar Presidio Management Company LLC, a Delaware limited liability company ("NorthStar"), NorthStar Partnership, L.P., a Delaware limited partnership ("NorthStar Partnership") and NorthStar Capital Investment Corp., a Maryland corporation ("NCIC", and collectively with MFC IV, Millennium LLC, Millennium IV, PCC, PCIC, NP Holding, NorthStar and NorthStar Partnership, the "Reporting Persons").

            MFC IV is a wholly-owned subsidiary of Presidio. Each of Presidio, Millennium LLC and Millennium IV are wholly-owned by PCIC. The majority interest in PCIC is held by NP Holding. NP Holding and NorthStar are each wholly-owned by NorthStar Partnership, the general partner of which is NCIC.

            The business address of each of MFC IV and NorthStar is 411 West Putnam Avenue, Suite 270, Greenwich, CT 06830. The business address of Presidio is c/o Hemisphere Management Limited, 9 Church Street, Hamilton HM DX, Bermuda. The business address of each of Millennium LLC, Millennium IV, PCIC, NP Holding, NorthStar, NorthStar Partnership and NCIC is 527 Madison Avenue, New York, New York 10022.

            For certain information concerning the executive officers and directors of MFC IV, Presidio, PCIC, NP Holding and NCIC, see Schedule 1.

            (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Each of the individuals listed on Schedule 1 hereto, is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the Units held by MFC IV was $8,151,872. The source of funds used by MFC IV to purchase such Units was capital contributions from Presidio.

            The aggregate amount of funds used to purchase the Units held by Millennium LLC was $710,771. The source of funds used by Millennium LLC to purchase such Units was capital contributions by PCIC.

            The aggregate amount of funds used to purchase the Units held by Millennium IV was $2,832,597. The source of funds used by Millennium IV to purchase such Units was capital contributions by PCIC.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

            In April 1999, the California Superior Court approved the terms of the settlement (the "Settlement") of a class action and derivative litigation involving the Partnership. Under the terms of the Settlement, the Partnership's general partners (the "General Partners"), which are controlled by Presidio agreed to solicit the consent of limited partners of the Partnership to certain amendments (the "Amendments") to the Agreement of Limited Partnership of the Partnership which modify the manner of calculating the partnership management fee paid under the Partnership Agreement and modify the manner of calculating the amount that the General Partner may be required to repay to the Partnership upon liquidation of the Partnership. The requisite consents have been obtained and the Amendments have become effective. Under the terms of the Settlement, the General Partners also agreed to arrange for a tender offer (the "Offer") to be made for the purchase of not fewer than 25,034 Units (representing approximately 6.7% of the outstanding Units) for not less than $113.15 per Unit. The Offer has expired and the maximum number of Units sought thereunder have been purchased by Millennium IV, the bidder in the Offer. Under the terms of the Settlement, the General Partners are now required to use their best efforts to reorganize the Partnership into a real estate investment trust or other entity whose shares will be listed on a national securities exchange or on the NASDAQ National Market System.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated as follows:

            (a-b) The aggregate percentage of the outstanding Units reported owned by each Reporting Person is based upon 371,766 outstanding Units.

            As of the close of business on February 9, 2000:

                  (i) MFC IV owns 67,066 its which constitute approximately 18.04% of Units outstanding. MFC IV has shared power to vote and dispose of all such Units;

                  (ii) Millennium LLC owns 5,470 Units which constitute approximately 1.47% of the Units outstanding. Millennium LLC has shared power to vote and dispose of all such Units;

                  (iii) Millennium IV owns 25,034 Units which constitute approximately 6.73% of the Units outstanding. Millennium IV has shared power to vote and dispose of all such Units;

                  (iv) MFC IV is wholly-owned by Presidio. Accordingly, Presidio may be deemed to beneficially own the 67,066 Units held by MFC IV. Such Units constitute approximately 18.04% of the outstanding Units. Presidio has shared power to vote and dispose of all such Units;

                  (v) Each of Presidio, Millennium LLC and Millennium IV is wholly-owned by PCIC. Accordingly, PCIC may be deemed to beneficially own the aggregate 97,570 Units which are beneficially owned by Millennium LLC, Millennium IV and Presidio. Such Units constitute approximately 26.25% of the outstanding Units. PCIC has shared power to vote and dispose of all such Units;

                  (vi) The majority interest in PCIC is held by NP Holding. Accordingly, NP Holding may be deemed to beneficially own the aggregate 97,570 Units which are beneficially owned by PCIC. Such Units constitute approximately 26.25% of the outstanding Units. NP Holding has shared power to vote and dispose of all such Units;

                  (vii) NP Holding is wholly-owned by NorthStar Partnership. Accordingly, NorthStar Partnership may be deemed to beneficially own the aggregate 97,570 Units which are beneficially owned by NP Holding. Such Units constitute approximately 26.25% of the outstanding Units. NorthStar Partnership has shared power to vote and dispose of all such Units;

                  (viii) NCIC is the general partner and majority owner of NorthStar Partnership. Accordingly, NCIC may be deemed to beneficially own the aggregate 97,570 Units which are beneficially owned by NorthStar Partnership. Such Units constitute approximately 26.25% of the outstanding Units. NCIC has shared power to vote and dispose of all such Units; and

                  (ix) Pursuant to a management agreement dated as of November 4, 1997 (the "Management Agreement"), Presidio and its subsidiaries are managed by NorthStar. Under the Management Agreement, subject to certain restrictions, NorthStar has full discretion and authority to manage Presidio's assets. Accordingly, NorthStar may be deemed to be the beneficial owner of the 67,066 Units which are beneficially owned by Presidio. Such Units constitute approximately 18.04% of the outstanding Units. NorthStar has shared power to vote and dispose of all such Units.

            (c) On September 28, 1998, MFC IV purchased 438 Units for $120.95 per Unit in a brokerage transaction effected by DCC Securities Corp. ("DCC"). On October 29, 1998, MFC IV purchased 3,937 Units for $128.5 per Unit in a brokerage transaction effected by DCC. On November 10, 1998, MFC IV purchased 314 Units for $125.05 per Unit in a brokerage transaction effected by DCC. On November 17, 1998 MFC IV purchased 140 Units for $129.00 in a brokerage transaction effected by Northern Securities Corp. On December 7, 1998 MFC IV purchased 870 Units for $124.03 in a brokerage transaction effected by DCC. On December 18, 1998, MFC IV acquired 7,344 Units following the exercise by Presidio of a call option in respect of such Units for $132.37 per Unit. On January 12, 1999, MFC IV acquired 134 Units following the exercise by Presidio of a call option in respect of such Units for $125.50 per Unit. On February 10, 1999, MFC IV purchased 972 Units for $112.75 per Unit in a brokerage transaction effected by DCC. On February 12, 1999, MFC IV purchased 2,742 Units for $113.15 per Unit in a private transaction. On July 1, 1999, MFC IV purchased 120 Units for $150 per Unit in a private transaction. On July 1, 1999, MFC IV purchased 60 Units for $150 per Unit in a private transaction. On November 10, 1999, Millennium LLC purchased 5,470 Units for $129.94 per Unit in a private transaction. Millennium IV purchased 25,034 Units pursuant to the Offer, which expired on January 5, 2000, for $113.15 per Unit.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Item 6 is hereby amended as follows:

        Reference is made to the description of the Settlement contained in Item 2 and the Management Agreement contained in Item 5.


Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby amended and restated in part as follows:

        Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated:  February 10, 2000


MILLENNIUM FUNDING IV CORP.               NORTHSTAR PARTNERSHIP, L.P.

By: /s/ Peter Braverman                   By: NorthStar Capital Investment
    ------------------------------            Corp., its general partner
Name:  Peter Braverman
Title: Vice President                     By: /s/ David King
                                              ------------------------------
                                          Name:  David King
PRESIDIO CAPITAL CORP.                    Title: Vice President

By: /s/ Peter Braverman
    ------------------------------        NORTHSTAR PRESIDIO MANAGEMENT
Name:  Peter Braverman                    COMPANY LLC
Title: Vice President
                                          By: NorthStar Partnership, L.P.,
                                              its sole member
PRESIDIO CAPITAL INVESTMENT
COMPANY, LLC                              By: NorthStar Capital Investment
                                              Corp., its general partner
By: /s/ David King
    ------------------------------        By: /s/ David King
Name:  David King                             ------------------------------
Title: President                          Name:  David King
                                          Title: Vice President

NORTHSTAR PRESIDIO CAPITAL
HOLDING CORP.                             MILLENNIUM FUNDING I LLC

By: /s/ David King                        By: Presidio Capital Investment
    ------------------------------            Company LLC, its sole member
Name:  David King
Title: Vice President                     By: /s/ David King
                                              ------------------------------
                                          Name:  David King
NORTHSTAR CAPITAL INVESTMENT              Title: President
CORP.

By: /s/ David King                        MILLENNIUM FUNDING IV LLC
    ------------------------------
Name:  David King                         By: Presidio Capital Investment
Title: Vice President                         Company LLC, its sole member

                                          By: /s/ David King
                                              ------------------------------
                                          Name:  David King
                                          Title: President


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